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                                                                    EXHIBIT 8.1

                             MAYER, BROWN & PLATT
                           190 SOUTH LA SALLE STREET
                         CHICAGO, ILLINOIS 60603-3441


                              November 17, 1997

Titan Holding, Inc.
2700 N.E. Loop 410
San Antonio, Texas 78217

     Re:  Certain Federal Income Tax Consequences of the Merger

Dear Ladies and Gentlemen:

     We have acted as counsel to Titan Holding, Inc. ("Titan") in connection with the merger (the "Merger") of Titan with and into United States Fidelity and Guaranty Company ("USF&G Company"), a wholly owned subsidiary of USF&G Corporation ("USF&G"), pursuant to the Agreement and Plan of Merger dated as of August 7, 1997, as amended, (the "Merger Agreement") among USF&G, USF&G Company and Titan. You have requested that we provide an opinion regarding the treatment of the Merger under the Internal Revenue Code of 1986, as amend (the "Code"), and the accuracy of the tax disclosures in the proxy statement/prospectus (the "Proxy Statement/Prospectus") on Schedule 14A (file no. 1-12906).

     In providing this opinion, we have relied on (i) the description of the transaction as set forth in the Merger Agreement and the exhibits thereto,
(ii) the description of the transaction as set forth in the Proxy Statement/Prospectus and the exhibits thereto, (iii) covenants made by USF&G in the Merger Agreement, (iv) representations provided by Titan, USF&G and USF&G Company concerning certain facts underlying and relating to the Merger, and (v) representations provided by certain shareholders of Titan regarding their intention to retain the common stock of USF&G received in the Merger.

     Based upon and subject to the foregoing, it is our opinion that:

          (i) the summaries of Federal income tax consequences set forth in the Proxy Statement/Prospectus under the headings "Summary -- Certain Federal Income Tax Consequences" and "The Merger -- Certain Federal Income Tax Consequences" are accurate in all material respects as to matters of law and legal conclusions, and

          (ii) the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Sections 368(a)(1)(A) and 368(a)(2)(D) of the Code.

     This opinion is based on current provisions of the Code, the Treasury regulations promulgated thereunder, and the interpretation of the Code and such regulations by the courts

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MAYER, BROWN & PLATT


and the Internal Revenue Service, as they are in effect and exist at the date of this opinion. It should be noted that statutes, regulations, judicial decisions and administrative interpretations are subject to change at any time and, in some circumstances, with retroactive effect. A material change that is made after the date hereof in any of the foregoing bases for our opinion could adversely affect our conclusion.

     We hereby consent to the filing of this opinion as an exhibit to the Proxy Statement/Prospectus and to all references to this firm under the headings "Summary -- Certain Federal Income Tax Consequences" and "The Merger -- Certain Federal Income Tax Consequences" in the Proxy Statement/Prospectus.


                                                 Sincerely,


                                                 MAYER, BROWN & PLATT

GAL